Exhibit 12.1

	Fiscal Year Ended September 30,					Three Months Ended December 31,
	2007	2008	2009	2010	2011	2010	2011
						unaudited
Earnings
Earnings (loss) before income taxes	(536,072)	(710,188)	(181,781)	(147,925)	(196,818)	(48,865)	(35,049)
Plus: Fixed charges	154,502	145,345	137,533	130,760	134,490	33,117	33,037
Less: Capitalized interest	(148,444)	(84,474)	(50,451)	(53,102)	(57,378)	(13,443)	(13,408)
Add: Interest amortized to COS	127,530	112,262	54,714	52,243	46,382	6,894	12,843
Add: Interest impaired to COS	12,350	13,795	3,376	2,313	1,907	—	28

Earnings available for fixed charges	(390,134)	(523,260)	(36,609)	(15,711)	(71,417)	(22,297)	(2,549)

Fixed Charges	154,502	145,345	137,533	130,760	134,490	33,117	33,037
Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )	(a )	(a )	(a )

(a)	Earnings for the fiscal years ended September 30, 2007, 2008, 2009, 2010 and 2011 and the quarters ended December 31, 2010 and 2011 were insufficient to cover fixed charges by $390 million, $523 million, $37 million, $16 million, $71 million, $22 million and $3 million, respectively.